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Tanzanian Gold Announces Drill Results Below Buckreef Open Pit Bottom

Intercepts of 38.7m @ 5.2g/t Au including 4m @ 18.1g/t

FOR IMMEDIATE RELEASE   September 26, 2019

TORONTO, September 26, 2019 (GLOBENEWSWIRE) -- Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce further assay results from its on-going Phase II drill program at its Buckreef Project to define potential mineralized zones below the open pit as reported and published in the June 2018 Pre-Feasibility 43-101 Technical Report.

The significant intercepts reported today occur approximately 200m below the open pit bottom as follows:

•

Hole L19.5-1 intersected 38.7m of gold mineralization grading @ 5.2g/t Au from

464.3m to 503m including

▪

3m grading @ 7.8g/t Au from 476m including:

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1m grading @ 11.5 g/t at 477m; and

▪

8m grading @ 12.5g/t Au from 481 to 489m including

▪

4m grading at 18.1g/t Au from 482m; and

▪

3m grading @ 9.2g/t Au from 500m to 503m

The intersections reported here are a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. James E. Sinclair, Executive Chairman (TRX) commented, “We are pleased with the new and robust assay results from our ongoing program below the heavily drilled open pit where we are encountering wider intercepts in many of our holes.  What we have encountered in this hole is an uninterrupted, continuously mineralized zone 200m from the bottom of the pit and over 400m from surface, which remains open at depth. This drilling will help us to better define targets for the upcoming Phase III drill program that will be testing the continuation of gold mineralization to ultra-deep levels.

Many of the largest mines in Greenstone belts around the world are deep, wide and rich. We often view progress in the now expanding and comprehensive development at Buckreef through the lens of these three characteristics. Results released today continue that narrative and give us confidence that Buckreef may ultimately become prominent among a small group of Tier One, Greenstone Belt mines in the world.

World class mines are built over many years, at great expense. These projects employ the highest degrees of technology, science, and skill. We are developing the Buckreef Project in this fashion. From this point we expect to accelerate work necessary to advance to the ultimate goal of building an infrastructure, a mine, and gold processing plant at Buckreef. As noted, the Buckreef deposit remains open at depth and along strike, leaving exploration blue-sky potential fully intact.

We could not be more excited with the results released today, and what they tell us about the Buckreef Project. Our efforts continue with enthusiasm.”

Sample Protocol

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde, the Principal Geologist. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the  University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

 James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations,

m.martin@tangoldcorp.com, direct telephone number: 860-248-0999,

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.